Filed by Alliance Entertainment Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12 Under the
Securities Exchange Act of 1934

Subject Company: Liquid Audio, Inc.
Commission Number: 000-25977

Investor Contact: Michael Bolcerek Liquid Audio, Inc. 650-549-2000 mbolcerek@liquidaudio.com	Media Contact: Kimberly Strop Liquid Audio, Inc. 650-549-2194 kstrop@liquidaudio.com

FOR IMMEDIATE RELEASE

Liquid Audio Sends Special Letter to Its Stockholders

—Provides Additional Detail on Alliance Entertainment Corp.—

REDWOOD CITY, Calif. (June 19, 2002)—Liquid Audio, Inc. (Nasdaq: LQID), a leading provider of technology, services and infrastructure for Internet media delivery, announced that it is today sending a special letter to its stockholders regarding its proposed merger with Alliance Entertainment Corp. The definitive merger agreement between Liquid Audio and Alliance Entertainment, one of the largest home entertainment product distribution, fulfillment and infrastructure companies in the U.S., was announced on June 13th.

In the letter to all Liquid Audio stockholders, Gerald Kearby, President and Chief Executive Officer of Liquid Audio, described Alliance Entertainment as “an established, strong, rapidly growing company with significant revenue and cash flow, a strong balance sheet, and an experienced and dynamic management team.”

The full text of Mr. Kearby’s letter to Liquid Audio stockholders follows:

June 19, 2002

Dear Liquid Audio Stockholder:

The Board of Directors and management of Liquid Audio are committed to building the Company’s value for you.

Reflecting that commitment, we have signed a definitive agreement to merge with Alliance Entertainment Corp., one of the largest home entertainment product distribution, fulfillment and infrastructure companies in the United States.

After reviewing all strategic alternatives available to our Company, and holding discussions with numerous potential partners over the past year, we strongly believe that a strategic business combination with Alliance Entertainment (specifically, with Alliance Entertainment’s core distribution and fulfillment services business) offers the most significant return of value to all Liquid Audio stockholders.

Alliance Entertainment is an established, strong, rapidly growing company with significant revenue and cash flow, a strong balance sheet, and an experienced and dynamic management team.

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For the fiscal year ended December 31, 2001, Alliance Entertainment generated $588.6 million in net sales (total sales after returns and allowances), up 26.3% from $466.0 million in 2000. The increase of $122.6 million in net sales reflects a significant increase in market share during the year ended December 31, 2001, primarily due to Alliance Entertainment’s continued ability to capitalize on the attrition and consolidation in the home entertainment supply chain and the success of the company’s Vendor Managed Inventory (“VMI”) and Consumer-Direct Fulfillment (“CDF”) initiatives. Net sales for the three months ended March 31, 2002 were $169.1 million, up 49.3% from $113.3 million for the comparable 2001 period. The increase of $55.9 million for the quarter ended March 31, 2002 was primarily driven by the rollout of Alliance Entertainment’s VMI offering, the continued growth of the CDF initiative, the growing popularity of the DVD Video format and the consolidation in the secondary distribution channels. (See table below.)

EBITDA (operating income plus depreciation and amortization less non-recurring expenses) for the year ended December 31, 2001 was $20.9 million, up 29.8% from $16.1 million in 2000. For the three months ended March 31, 2002, Alliance Entertainment’s EBITDA was

$1.5 million, more than double the $711,000 of EBITDA in the comparable 2001 period. (See table below.)

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Alliance Entertainment’s financial strength is further suggested by its favorable debt structure. Alliance Entertainment maintains a $135 million asset-based revolving credit facility. Borrowings under this facility at March 31, 2002 totaled $34.2 million and additional borrowing capacity of approximately $82 million was available under its borrowing base formula. (See table below.)

Combining Liquid Audio and Alliance Entertainment into a new public company makes compelling sense strategically, operationally and financially.

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Strategically, it will create a combined enterprise well-positioned to become a leading provider of commerce solutions for entertainment media through both physical and digital channels—the total solutions provider.

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It will enable that combined enterprise to provide a unique and complete solution for both content owners and retailers of home entertainment products as their digital and physical delivery needs converge.

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Operationally, the merger will combine Alliance Entertainment’s physical media distribution base of more than 5,000 retailers operating more than 25,000 physical and online stores, with Liquid Audio’s leading portfolio of technology and intellectual property for digital media distribution and rights management.

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Financially, the merger combines Alliance Entertainment’s significant EBITDA with Liquid Audio’s strong cash position to form a well-capitalized market share leader in the $46 billion U.S. home entertainment market.

Between now and the time when the digital media delivery market matures, Alliance Entertainment’s core fulfillment business will serve as a stable cash flow generating platform, enabling us to continue deploying Liquid Audio’s proprietary and proven technology.

Upon completion of the merger, the combined company’s board is expected to be increased to nine positions, six of which will be designated by Alliance Entertainment and three of which will be designated by the current Liquid Audio board.

The combined company will be headed by Eric Weisman as its President and CEO, and I will head its digital business as the CEO of its Liquid Audio unit. Eric’s wide-ranging experience and accomplishments in finance, marketing, management and new technology have proven crucial to Alliance Entertainment’s transformation into a leading force in entertainment-oriented electronic commerce, and will be invaluable as we work together to build the combined enterprise.

Terms of the Transaction

Under the terms of the proposed transaction, the stockholders of Alliance Entertainment would receive approximately 46.2 million newly issued shares of Liquid Audio common stock, and Liquid Audio would assume all outstanding stock options and warrants to purchase shares of Alliance Entertainment.

The current stockholders of Alliance Entertainment would own approximately 67% of the new company’s outstanding shares and 33% would be held by Liquid Audio stockholders. The proposed stock-for-stock transaction would be accounted for as a purchase and is intended to qualify as tax-free to all Liquid Audio stockholders.

Creating the Total Solutions Provider—a Physical and Digital Entertainment Media Delivery Powerhouse

        As the entertainment retail market progresses, customers need a flexible end-to-end solution that meets their growing needs. Traditional retailers are expanding their in-store product lines to stay competitive, selling a variety of entertainment goods from CDs to video games. Retailers are also increasing their online presence and need a custom commerce solution that isn’t costly and is easy to implement with their existing site. In addition, non-traditional retailers such as consumer electronics companies and hardware manufacturers are looking for ways to derive ongoing revenue from their customers. This market evolution creates the need for a total solutions provider that can help retailers not only distribute physical media but help them create commerce and delivery solutions to securely sell digital media as well.

The merger of Alliance Entertainment and Liquid Audio brings together two companies with strong competencies and complementary strengths that can address this market need:

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Alliance Entertainment is a leading distributor of physical media products and accessories, including audio CDs, DVDs and VHS movies, and video games. Liquid Audio is a leading provider of software, services and infrastructure for the secure delivery of digital media, including music.

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Both companies serve essentially the same entertainment media constituency groups—content owners and retailers. Alliance Entertainment provides an array of commerce and fulfillment solutions to traditional retail channels, including Barnes & Noble, Transworld Entertainment, Wherehouse Entertainment, Circuit City, Toys R’ Us and CVS as well as emerging retail channels, including Barnes&Noble.com, CDNow, Amazon.com, CircuitCity.com, WherehouseMusic.com, TowerRecords.com, Univision.com and QVC.com. Today, more than 1,800 record labels and 17,000 artists use Liquid Audio’s distribution solution to digitize, syndicate and account for the delivery of digital music to retail and content websites as well as consumer electronics manufacturers, including Amazon.com, Barnes & Noble, BestBuy, CDNow, Palm, and Sanyo.

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Alliance Entertainment has developed its e-commerce service solution, theStore24TM, to help traditional and non-traditional retailers sell and deliver a wide variety of physical entertainment media, including music, video and games through the Internet. Liquid Audio has developed its Liquid Store commerce solution to enable retail and OEM channel partners to distribute and sell digital music from their existing websites.

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In physical fulfillment, Alliance Entertainment commands a leading market share for national retail chains, independent retailers, consumer direct fulfillment services, and plug-in e-commerce engines for retail. In digital fulfillment, Liquid Audio commands leading market share for secure music files and online retail integration.

By combining both of these commerce solutions, and the companies’ respective infrastructures and technologies, the new company expects to expand its customer base and revenue opportunities, delivering the industry’s only end-to-end distribution infrastructure that can transport all types of media, in both physical and digital formats—the total solutions provider.

Next Steps

The merger is subject to the approval of Liquid Audio’s stockholders and the appropriate regulatory agencies as well as other customary closing conditions.

Liquid Audio plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and both companies expect to mail a Proxy Statement/Prospectus to their respective stockholders containing information about the merger as soon as practicable. Because of the need to prepare these materials, and so that you, the Liquid Audio stockholder, will have enough time to fully evaluate this information, we have postponed the Liquid Audio annual stockholder meeting previously scheduled for July 1, 2002.

Immediately upon receipt of regulatory approvals, and completion of the SEC review of the Registration Statement and proxy materials, we will convene a special meeting of stockholders to vote on the merger. We will inform you of the time, location and other details regarding this meeting as soon as practicable.

Thank you very much for your interest and support.

Very truly yours,

Gerald Kearby
President and CEO

AEC Summary Financial Data

The summary financial data below is derived from the historical audited year-end and unaudited interim financial statements of Alliance’s distribution and fulfillment services group segment (“DFSG”). Alliance has historically operated a metadata (AMG) and kiosk (RedDotNet) business. This business has operated at a loss and Alliance will spin-off or otherwise dispose of this business to its shareholders prior to the closing of its merger with Liquid Audio.

($000’s)	FOR THE YEAR ENDED DECEMBER 31,			THREE MONTHS ENDED (6)
	1999	2000	2001	3/31/01	3/31/02

Gross Sales	$429,211	$539,224	$686,797	$131,808	$204,649
Net Sales (1)	$375,345	$465,963	$588,604	$113,263	$169,124
EBITDA (2)	$14,694	$16,109	$20,876	$711	$1,480

Balance Sheet Data:			As at 12/31/01		As at 3/31/02
Current Assets			$235,723		$208,576
Current Liabilities (3)			$222,681		$181,182
Revolving credit (4)			$17,293		$34,185
Total Debt (5)			$21,814		$38,818

(1)	Net sales is defined as gross sales after returns and allowances.
(2)
EBITDA is defined as operating income plus depreciation and amortization less non-recurring expenses. The non-recurring expenses for 2001 and 1999 were $0.6 million and $1.0 million, respectively, and related to non-consummated potential acquisitions. EBITDA excludes certain non-direct corporate expenses allocated to the metadata (AMG) and kiosk (RedDotNet) business to be disposed of prior to the merger. EBITDA, including such non-direct allocated expenses expected to be retained by DFSG after its disposal of this business, for the years ended December 31, 1999, 2000 and 2001 is estimated to be $14.7 million, $15.2 million and $19.9 million, respectively. Such adjusted EBITDA for the quarters ended March 31, 2001 and March 31, 2002 is estimated to be $0.5 million and $1.5 million, respectively.

(3)	Does not include revolving credit.
(4)
DFSG maintains a $135 million asset-based revolving credit facility to fund its seasonal funding needs. Within the twelve month period from March 31, 2001 through March 31, 2002, the outstanding revolving credit facility balance ranged from a low of $10.9 million to a high of $65.2 million.

(5)	Total Debt is defined as the revolving credit facility plus long-term debt and capital leases.
(6)	The DSFG business is seasonal and historically the first half of the year represents seasonal lows, while the second half represents seasonal highs.

Information Concerning Forward-Looking Statements

All statements made in this letter, other than statements of historical fact, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “guidance” and similar expressions typically are used to identify forward-looking statements. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the businesses of Liquid Audio and Alliance Entertainment and the industries and markets in which the companies operate. Those statements are not guarantees of future performance and involve risks, uncertainties and assumptions that will be difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by those forward-looking statements. Factors that may affect Liquid Audio’s and Alliance Entertainment’s businesses, financial condition and operating results include the effects of changes in the economy, consumer spending, the stock market and the industries in which they operate generally, changes affecting the Internet and e-commerce, the ability of the companies to maintain relationships with strategic partners and suppliers, the ability of the companies to timely and successfully develop, maintain and protect their technology and product and service offerings and execute operationally and the ability of the companies to attract and retain qualified personnel. These factors may also include, but are not limited to, general market conditions, our ability to develop new products to meet market demand, our ability to successfully combine two geographically dispersed businesses, our ability to realize synergies of the merger; our ability to maintain cost controls; the mix of products and services our customers require and the effects of natural disasters, international conflicts and other events beyond our control. More information about potential factors that could affect Liquid Audio can be found in its most recent Form 10-K, Form 10-Q and other reports and statements filed by Liquid Audio with the Securities and Exchange Commission (“SEC”). Each of Liquid Audio and Alliance Entertainment expressly disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated by it.

Investors and stockholders of Liquid Audio are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about the companies, the merger and related matters. Investors and stockholders will be able to obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Liquid Audio by directing a request through the Liquid Audio Web site at http://www.liquidaudio.com or by mail to Liquid Audio, Inc., Attention: Investor Relations.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Liquid Audio files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Liquid Audio at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Liquid Audio’s filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Interests of Certain Persons in the Merger

The directors and executive officers of Liquid Audio and Alliance Entertainment have interests in the merger, some of which may differ from, or may be in addition to, those of the stockholders of Liquid Audio and Alliance Entertainment generally. A description of the interests that the directors and executive officers of the companies have in the merger will be available in the Proxy Statement/Prospectus.

Solicitation of Proxies

Liquid Audio and Alliance Entertainment, their respective directors, executive officers and certain other members of their management and employees may be soliciting proxies from stockholders of Liquid Audio and Alliance Entertainment in favor of the merger. Information concerning the participants will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC.